IN THE COURT OF COMMON PLEAS OF BUCKS COUNTY
COMMONWEALTH OF PENNSYLVANIA

MARIE ACKERBAUER, individually, and on behalf of all others similarly situated,

Plaintiff,	Docket No. 0802280-33-1

v.	CLASS ACTION COMPLAINT

COLIN W. STEWART, JAMES E. DAVERMAN, ROBERT C. BLACK, PETER R. BARNETT, ROBERT J. EASTON, WILLIAM JAMES O’SHEA, GEORGE M. LASEZKAY, COLLAGENEX PHARMACEUTICALS, INC., GALDERMA LABORATORIES, INC. and GALDERMA ACQUISITION, INC.
JURY TRIAL DEMANDED

Defendants

CLASS ACTION COMPLAINT
     Plaintiff, through counsel, for her complaint against defendants, alleges upon personal knowledge with respect to paragraph 5, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of the public shareholders of CollaGenex Pharmaceuticals, Inc. (“CollaGenex” or the “Company”) in connection with the proposed sale of the Company to Galderma Laboratories, Inc. and Galderma Acquisition,

Inc. (collectively “Galderma”) for $16.60 per share in cash pursuant to a Merger Agreement entered on February 25, 2008 (the “Buyout”).
     2. Without input from shareholders or considering other alternatives, Defendants have reached an agreement whereby the Company has locked itself into a course of action that does not maximize shareholder value. The Buyout price of $16.60 per share represented approximately a 33% premium to the Company’s closing stock price the day before the deal announcement. Additionally, the terms of the Buyout expressly forbid the Company or its Board from soliciting or even negotiating competing higher priced offers. Thus, if another buyer wanted to offer shareholders more than $16.60 per share, Defendants have attempted to foreclose this opportunity. Even further, in the event the Buyout is not completed, the merger agreement includes a provision requiring Crescent to pay to Morgan Stanley a termination fee of $12,600,000.00. As such, Galderma has been given an impermissible advantage in buying the Company. In addition to an insufficient price, Defendants have failed to disclose adequate information to shareholders which would be necessary for them to make a fully informed decision. As a result of these actions and others detailed herein, Plaintiff alleges that the sale of CollaGenex to Galderma constitutes a breach of the fiduciary duties of the directors of CollaGenex in the sale of the Company, aided and abetted by the Company and Galderma.
JURISDICTION AND VENUE
     3. This Court has jurisdiction over each of the Defendants because part or all of the alleged wrongful conduct took place in the state of Pennsylvania and Defendants have transacted and continue to transact substantial business, including the wrongful conduct alleged herein, in the State of Pennsylvania.

     4. Venue is proper in this county pursuant to Pennsylvania Statute because Defendants’ do substantial business in the county and/or the wrongful acts arose in and emanated from this county.
THE PARTIES
     5. Plaintiff, Marie Ackerbauer, is a current stockholder of CollaGenex and has owned CollaGenex stock continuously since prior to the Merger Agreement.
     6. Defendant Colin W. Stewart (“Stewart”) currently serves as CollaGenex’s President and Chief Executive Officer, positions he has held since December 2003. Stewart has been a member of the Board of Directors since December 2003.
     7. Defendant James E. Daverman (“Daverman”) has served as a member of CollaGenex’s Board of Directors since November 1995, and has been the Chairman of the Board of Directors since January 2004.
     8. Defendant Peter R. Barnett (“Barnett”) has served as a member of CollaGenex’s Board of Directors since February 1997.
     9. Defendant Robert C. Black (“Black”) has served as a member of CollaGenex’s Board of Directors since September 1999.
     10. Defendant Robert J. Easton (“Easton”) has served as a member of CollaGenex’s Board of Directors since November 1993.
     11. Defendant George M. Lasezkay (“Lasezkay”) has served as a member of the Board of Directors since 2005.
     12. Defendant W. James O’Shea (“O’Shea”) has served as a member of the Board of Directors since September 2000.

     13. As Directors of the Company, Stewart, Daverman, Barnett, Black, Easton, Lasezkay, and O’Shea (collectively the “Individual Defendants”), are in a fiduciary relationship with the Company, Plaintiff and the public stockholders of CollaGenex. By virtue of their positions as directors and/or officers of CollaGenex and/or their exercise of control and dominant ownership over the business and corporate affairs of CollaGenex, each and every one of the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause CollaGenex to engage in the practices complained of herein. Each Individual Defendant owed and owes CollaGenex and its shareholders fiduciary obligations and were and are required to: use their ability to control and manage CollaGenex in a fair, just and equitable manner; act in furtherance of the best interests of CollaGenex and its shareholders; govern CollaGenex in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of CollaGenex and its shareholders.
     14. Defendant CollaGenex is incorporated in the state of Delaware. CollaGenex is a specialty pharmaceutical company that provides medical therapies to the dental market. CollaGenex became a publicly traded company in June 1996. CollaGenex’s principal offices are located in this county at 41 University Drive, Newtown, Pennsylvania 18940.
     15. Defendant Galderma Laboratories, Inc. is a Delaware corporation with its principal offices at 14501 North Freeway, Fort Worth, TX 76177.
     16. Defendant Galderma Acquisition Inc. is a Delaware corporation, and a wholly owned subsidiary of Galderma Laboratories, Inc.

     17. The Individual Defendants, together with CollaGenex and Galderma are sometimes collectively referred to herein as “Defendants.”
CLASS ACTION ALLEGATIONS
     18. Plaintiff brings this action individually and as a class action pursuant to Pa. R. Civ. P. 1702, on behalf of all public stockholders of the Company (except Defendants herein and their affiliates) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).
     19. This action is properly maintainable as a class action.
     20. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 1,2007 there were 21,474,000 shares of the Company’s common stock outstanding.
     21. There are questions of law and fact which are common to the Class including, inter alia, whether:
          (a) Individual Defendants have breached and continue to breach their fiduciary duties to Plaintiff and the members of the Class in the sale of CollaGenex to maximize value for all CollaGenex stockholders;
          (b) The Merger Agreement with Galderma is unfair to the public stockholders as it underestimates the true value of CollaGenex at the expense of the public stockholders;
          (c) Galderma aided and abetted the breaches of duties by the Individual Defendants; and
          (d) Plaintiff and the other members of the Class will be irreparably damaged by the wrongs complained of herein.

     22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.
     23. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     24. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     25. On February 25, 2008, CollaGenex announced that it had entered into an agreement and plan of merger with Galderma. Pursuant to the buyout agreement, Galderma would pay $16.60 per share in cash to acquire all outstanding shares of CollaGenex.
     26. On the day the Buyout was announced, the Company issued a press release discussing the merger agreement. The release stated:
CollaGenex Pharmaceuticals, Inc. (NASDAQ:CGPI) today announced that it has entered into a definitive merger agreement with an affiliate of Galderma Pharma S.A., pursuant to which Galderma’s U.S. holding company, Galderma Laboratories, Inc., will acquire all of the outstanding shares of CollaGenex at a price of $16.60 per share in cash, representing approximately $420 million for the equity of CollaGenex. The transaction was unanimously approved by the boards of directors of CollaGenex and Galderma.
     27. The release also set out the process by which Defendants intend for the Buyout to be completed:

The merger agreement provides for Galderma to acquire CollaGenex in a two-step transaction. The first step will consist of a cash tender offer for all outstanding shares of CollaGenex common stock at a price of $16.60 per share in cash. In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of CollaGenex common stock not tendered in the offer will receive the same cash price per share paid in the tender offer.
     28. Humberto C. Antunes, chief executive officer of Galderma Pharma S.A., commented in the same release that “CollaGenex’s innovative products complement and enhance Galderma’s portfolio. We admire the accomplishments of CollaGenex’s employees and believe that our combined organizations will be even better positioned to serve patient needs.”
     29. Under the terms of the Merger Agreement agreed to by Defendants, CollaGenex is prohibited from soliciting a superior offer or otherwise engage in negotiations which would lead to an offer higher than that made by Galderma in the Buyout. The Merger Agreement, in relevant part, states:
          SECTION 5.2 No Solicitations.
     (a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by the Company or any Subsidiary in connection with the Transactions (collectively “Representatives”) to, directly or indirectly through another Person, (I) solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing information) any inquiries or the making, submission or announcement of any proposal or offer that constitutes or is reasonably likely to lead to a Takeover Proposal, or (ii) other than informing Persons of the provisions contained in this Section 5.2, enter into, continue or participate in any discussions or negotiations regarding any Takeover Proposal, or furnish any information concerning the Company and its Subsidiaries to any Person in connection with any Takeover Proposal, or otherwise cooperate with or take any other action to knowingly facilitate any effort or attempt to make or implement a Takeover Proposal.
     30. Defendants have taken additional steps to ensure that their Buyout is completed despite the terms being unfair to shareholders. If CollaGenex terminates the merger agreement, CollaGenex must pay to Galderma a termination fee of $12.6 million plus fees and expenses up to $1 million. The Merger Agreement states:
          SECTION 7.3 Termination Fees.
     (a) In the event that this Agreement is terminated by Parent... then the Company shall pay to Parent... (I) a termination fee of $12,600,000 (the “Termination Fee”) and (ii) all out-of-pocket expenses, actually documented and incurred or payable by or on behalf of Parent or Purchaser in connection with or in anticipation of the Transactions (whether before or after the date of this Agreement), including all attorneys’ fees, financial advisor’s fees, accountants’ fees and filing fees (the “Expense Payment”); provided that in no circumstance shall the Expense Payment exceed $1,000,000 in the aggregate.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     31. Plaintiff repeats and realleges each allegation set forth herein.
     32. The Individual Defendants have knowingly or recklessly and in bad faith violated fiduciary duties of loyalty, good faith, candor and independence owed to the public shareholders of CollaGenex and have acted to put their personal interests ahead of the interests of CollaGenex’s shareholders.
     33. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, acting individually and as part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in CollaGenex.
     34. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into the Buyout without regard to the fairness of the transaction to CollaGenex’ shareholders and by failing to disclose all material information concerning the sale of CollaGenex to Galderma.
     35. As demonstrated by the allegations herein, the Individual Defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence and/or knowingly aided and abetted violations of the duties owed to the shareholders of CollaGenex because, among other reasons:
          (a) They failed to take steps to maximize the value of CollaGenex to its public shareholders and they took steps to avoid competitive bidding, to cap the price of CollaGenex’ stock and to give Galderma an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions;
          (b) They failed to properly value CollaGenex;
          (c) The ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the sale of CollaGenex; and
          (d) They have thus far failed to disclose all material information that would permit CollaGenex’s shareholders to cast a fully informed vote on the sale of CollaGenex.
     36. Because the Individual Defendants dominate and control the business and corporate affairs of CollaGenex, and are in possession of private corporate information concerning CollaGenex’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CollaGenex which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.
     37. Consummation of the Buyout by Galderma on the terms of the merger agreement will deny Plaintiff and other Class Members the right to share proportionately and equitably in the true value of CollaGenex’s valuable and profitable business, and future growth in profits and earnings.
     38. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and other members of the Class.
     39. As a result of the individual Defendants’ unlawful actions, Plaintiff and the Class will be irreparably harmed. Unless the Buyout is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, will not engage in arm’s-length negotiations on the sale terms, and will not supply CollaGenex’s shareholders sufficient information to enable them to cast informed votes on the proposed Buyout and may consummate the Buyout, all to the irreparable harm to Plaintiff and the Class.
     40. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
Claim for Aiding and Abetting Breaches of Fiduciary Duty Against
the Company and Galderma
     41. Plaintiff repeats and realleges each allegation set forth herein.

     42. The Company and Galderma have aided and abetted the Individual Defendants in their breaches of fiduciary duty. Galderma know of the Individual Defendants’ breaches of fiduciary duty, and in fact actively and knowingly have encouraged and participated in said breaches in order to obtain the substantial financial benefits that the proposed acquisition would provide it at the expense of CollaGenex’s stockholders.
     43. The Company and Galderma colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the Class.
     44. Galderma participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Galderma will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Galderma will benefit from the acquisition of the Company at a grossly inadequate and unfair price if the Buyout is consummated.
     45. Plaintiff and the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.
JURY TRIAL DEMAND
     Plaintiff hereby demands a jury trial on the damages claims.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff respectfully request that this Court:
          (a) Declare this to be a proper class action;

          (b) Enjoin, preliminarily and permanently, any acquisition of the Company under the terms presently proposed until the Board of Directors has taken all steps to ensure a fair and proper process to maximize value for all CollaGenex stockholders;
          (c) Declare the termination fee provisions of the Buyout to be unfair, unreasonable and improper deal protection devices, and enjoining the payment of any termination fee to Galderma or its affiliates;
          (d) declaring that Defendants have breached their fiduciary duties to Plaintiff and the class and that Galderma aided and abetted such breaches;
          (e) awarding pre-and post judgment interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and
          (f) Grant such other and further relief as the Court deems appropriate including damages plus interest.
Dated: March 5, 2008

Respectfully Submitted, BRODSKY & SMITH, LLC
By:	/s/ Evan J. Smith
Evan J. Smith, Esquire (PA 79032)
Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 (610) 667-6200 (610) 667-9029 (fax)

Randall K. Pulliam, Esquire CAULEY BOWMAN CARNEY & WILLIAMS, PLLC P.O. Box 25438 Little Rock, Arkansas 72212 (501) 312-8500 (501) 312-8505 fax Attorneys for Plaintiff

VERIFICATION
     I, Evan J. Smith, Esquire, hereby state that I am the attorney for the Plaintiff(s) in this Civil Action and verify that the statements made in the foregoing pleading are correct to the best of my knowledge, information and belief. I understand that the statements herein are made subject to the penalties of perjury. Plaintiff’s verification will be supplemented immediately upon receipt thereof as it is in the mail.

/s/ Evan J. Smith
Evan J. Smith, Esquire
Dated: March 5, 2008